Exhibit 99.3

Chunghwa Telecom Co., Ltd. and

Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2014 and 2013

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	March 31, 2014 (Unaudited)		December 31, 2013 (Audited)		March 31, 2013 (Unaudited)
	Amount	%	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$18,986	5	$14,585	3	$35,066	8
Financial assets at fair value through profit or loss	—	—	—	—	1	—
Available-for-sale financial assets	—	—	24	—	3,059	—
Held-to-maturity financial assets	4,313	1	4,264	1	3,947	1
Trade notes and accounts receivable, net	22,988	5	22,901	5	25,835	6
Accounts receivable from related parties, net	62	—	69	—	41	—
Inventories	8,944	2	7,848	2	8,265	2
Prepayment	5,351	1	2,224	1	5,402	1
Other current monetary assets	4,621	1	4,636	1	21,838	5
Other current assets	4,012	1	3,962	1	4,338	1

Total current assets	69,277	16	60,513	14	107,792	24

NONCURRENT ASSETS
Available-for-sale financial assets	5,232	1	5,470	1	5,639	1
Held-to-maturity financial assets	6,796	1	7,502	2	11,135	3
Investments accounted for using equity method	2,556	1	2,359	—	1,996	1
Property, plant and equipment	299,084	67	302,714	69	295,839	66
Investment properties	8,014	2	8,018	2	7,785	2
Intangible assets	44,134	10	44,399	10	5,623	1
Deferred income tax assets	1,713	—	1,506	—	1,317	—
Prepayments	3,590	1	3,608	1	3,520	1
Other noncurrent assets	5,059	1	4,883	1	4,649	1

Total noncurrent assets	376,178	84	380,459	86	337,503	76

TOTAL	$445,455	100	$440,972	100	$445,295	100

	March 31, 2014 (Unaudited)		December 31, 2013 (Audited)		March 31, 2013 (Unaudited)
	Amount	%	Amount	%	Amount	%

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans	$304	—	$254	—	$156	—
Financial liabilities at fair value through profit or loss	1	—	—	—	1	—
Hedging derivative liabilities	—	—	—	—	42	—
Trade notes and accounts payable	12,355	3	15,589	4	10,855	3
Payables to related parties	503	—	557	—	533	—
Current tax liabilities	9,241	2	6,171	2	9,950	2
Other payables	22,331	5	26,792	6	22,601	5
Provisions	143	—	129	—	245	—
Advance receipts	9,394	2	9,464	2	10,564	2
Current portion of long-term loans	300	—	300	—	—	—
Other current liabilities	1,603	—	1,599	—	1,563	—

Total current liabilities	56,175	12	60,855	14	56,510	12

NONCURRENT LIABILITIES
Long-term loans	1,400	1	1,400	1	1,750	1
Deferred income taxes liabilities	101	—	101	—	108	—
Provisions	119	—	123	—	69	—
Customers’ deposits	4,755	1	4,835	1	4,846	1
Accrued pension liabilities	5,582	1	5,482	1	4,668	1
Deferred revenue	3,615	1	3,701	1	3,840	1
Other noncurrent liabilities	1,355	—	1,335	—	1,306	—

Total noncurrent liabilities	16,927	4	16,977	4	16,587	4

Total liabilities	73,102	16	77,832	18	73,097	16

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stock	77,574	17	77,574	17	77,574	18
Additional paid-in capital	163,294	37	163,294	37	168,880	38
Retained earnings
Legal reserve	74,819	17	74,819	17	70,829	16
Special reserve	2,676	1	2,676	1	2,676	—
Unappropriated earnings	49,368	11	40,075	9	47,344	11

Total retained earnings	126,863	29	117,570	27	120,849	27

Other adjustments	(372)	—	(144)	—	146	—

Total equity attributable to stockholders of the parent	367,359	83	358,294	81	367,449	83

NONCONTROLLING INTERESTS	4,994	1	4,846	1	4,749	1

Total equity	372,353	84	363,140	82	372,198	84

TOTAL	$445,455	100	$440,972	100	$445,295	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended March 31
	2014 (Unaudited)		2013 (Unaudited)
	Amount	%	Amount	%

REVENUES	$55,050	100	$56,617	100

OPERATING COSTS	35,000	64	37,451	66

GROSS PROFIT	20,050	36	19,166	34

OPERATING EXPENSES
Marketing	6,168	11	5,989	11
General and administrative	1,083	2	1,048	2
Research and development	894	2	871	1

Total operating expenses	8,145	15	7,908	14

OTHER INCOME AND EXPENSES	(9)	—	(24)	—

INCOME FROM OPERATIONS	11,896	21	11,234	20

NON-OPERATING INCOME AND EXPENSES
Interest income	59	—	151	—
Other revenue	253	1	69	—
Other gains and losses	(33)	—	12	—
Financial costs	(9)	—	(8)	—
Share of the profit of associates and joint ventures accounted for using equity method	161	—	93	—

Total non-operating income and expenses	431	1	317	—

INCOME BEFORE INCOME TAX	12,327	22	11,551	20

INCOME TAX EXPENSE	2,903	5	2,830	5

NET INCOME	9,424	17	8,721	15

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Share of remeasurements of defined benefit pension plans of associates	—	—	(40)	—

Items that may be reclassified subsequently to profit or loss:
Unrealized loss on available-for-sale financial assets	(260)	—	(89)	—
Income tax relating to items that may be reclassified subsequently	1	—	1	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended March 31
	2014 (Unaudited)		2013 (Unaudited)
	Amount	%	Amount	%
Exchange differences arising from the translation of the foreign operations	$14	—	$74	—
Share of exchange differences arising from the translation of the foreign operations of associates	8	—	12	—

	(237)	—	(2)	—

Total other comprehensive loss, net	(237)	—	(42)	—

TOTAL COMPREHENSIVE INCOME	$9,187	17	$8,679	15

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,293	17	$8,347	15
Noncontrolling interests	131	—	374	—

	$9,424	17	$8,721	15

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,065	17	$8,292	14
Noncontrolling interests	122	—	387	1

	$9,187	17	$8,679	15

EARNINGS PER SHARE
Basic	$1.20		$1.08

Diluted	$1.20		$1.07

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Other Adjustments			Total Equity Attributable to Stockholders of the Parent	Non-controlling Interests	Total Equity
			Retained Earnings				Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain (Loss) on Available-for-sale Financial Assets	Total Other Adjustments
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings

BALANCE, JANUARY 1, 2013	$77,574	$168,877	$70,829	$2,676	$39,037	$112,542	$(97)	$258	$161	$359,154	$4,336	$363,490

Net income for the three months ended March 31, 2013	—	—	—	—	8,347	8,347	—	—	—	8,347	374	8,721

Other comprehensive income (loss) for the three months ended March 31, 2013	—	—	—	—	(40)	(40)	70	(85)	(15)	(55)	13	(42)

Total comprehensive income (loss) for the three months ended March 31, 2013	—	—	—	—	8,307	8,307	70	(85)	(15)	8,292	387	8,679

Exercise of employee stock options of subsidiaries	—	3	—	—	—	—	—	—	—	3	—	3

Increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	26	26

BALANCE, MARCH 31, 2013	$77,574	$168,880	$70,829	$2,676	$47,344	$120,849	$(27)	$173	$146	$367,449	$4,749	$372,198

BALANCE, JANUARY 1, 2014	$77,574	$163,294	$74,819	$2,676	$40,075	$117,570	$6	$(150)	$(144)	$358,294	$4,846	$363,140

Net income for the three months ended March 31, 2014	—	—	—	—	9,293	9,293	—	—	—	9,293	131	9,424

Other comprehensive income (loss) for the three months ended March 31, 2014	—	—	—	—	—	—	26	(254)	(228)	(228)	(9)	(237)

Total comprehensive income (loss) for the three months ended March 31, 2014	—	—	—	—	9,293	9,293	26	(254)	(228)	9,065	122	9,187

Compensation cost of employee stock option of a subsidiary	—	—	—	—	—	—	—	—	—	—	26	26

BALANCE, MARCH 31, 2014	$77,574	$163,294	$74,819	$2,676	$49,368	$126,863	$32	$(404)	$(372)	$367,359	$4,994	$372,353

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

	Three Months Ended March 31
	2014 (Unaudited)	2013 (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$12,327	$11,551
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	8,044	7,660
Amortization	323	297
Provision for doubtful accounts	51	109
Interest expenses	9	8
Interest income	(59)	(151)
Dividend income	—	(18)
Compensation cost of employee share options	26	—
Share of the profit of associates and joint ventures accounted for using equity method	(161)	(93)
Impairment loss on available-for-sale financial assets	1	6
Impairment loss on intangible assets	—	18
Provision for inventory and obsolescence	157	92
Impairment loss on property, plant and equipment	—	2
Loss (gain) on disposal of financial instruments	(16)	29
Loss on disposal of property, plant and equipment	9	4
Valuation loss (gain) on financial instruments at fair value through profit or loss, net	1	(29)
Loss on disposal of investments accounted for by using equity method	2	—
Loss (gain) on foreign exchange	(72)	87
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	—	1
Trade notes and accounts receivable	(132)	(1,639)
Receivables from related parties	7	75
Inventories	(1,253)	(1,162)
Other current monetary assets	(73)	(645)
Prepayments	(3,109)	(3,382)
Other current assets	(63)	375
Increase (decrease) in:
Trade notes and accounts payable	(3,192)	(2,803)
Payables to related parties	(54)	(407)
Other payables	(3,078)	(2,084)
Provisions	10	48
Advance receipts	(69)	376
Other current liabilities	3	183

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

	Three Months Ended March 31
	2014 (Unaudited)	2013 (Unaudited)

Deferred revenue	$(86)	$1
Accrued pension liabilities	99	84

Cash generated from operations	9,652	8,593
Interest paid	(9)	(8)
Income tax paid	(27)	(23)

Net cash provided by operating activities	9,616	8,562

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(27)	(726)
Proceeds from disposal of available-for-sale financial assets	44	—
Acquisition of time deposits and negotiable certificate of deposits with maturities of more than three months	(231)	(15,505)
Proceeds from disposal of time deposits and negotiable certificate of deposits with maturities of more than three month	322	18,769
Proceeds from disposal of held-to-maturity financial assets	650	950
Proceeds from disposal of hedging derivative assets	—	3
Derecognition of hedging derivative liabilities	—	(32)
Acquisition of investments accounted for using equity method	(50)	(60)
Capital reduction of associates	—	16
Acquisition of property, plant and equipment	(5,768)	(7,535)
Proceeds from disposal of property, plant and equipment	5	—
Acquisition of intangible assets	(58)	(158)
Increase in other noncurrent assets	(188)	(15)
Interest received	61	169
Cash dividends received	—	297

Net cash used in investing activities	(5,240)	(3,827)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	50	138
Repayment of short-term loans	—	(94)
Repayment of long-term loans	—	(308)
Customers’ deposits refunded	(78)	(110)
Increase (decrease) in other noncurrent liabilities	18	(238)
Proceeds from exercise of employee stock option granted by subsidiaries	—	29

Net cash used in financing activities	(10)	(583)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	35	(24)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

	Three Months Ended March 31
	2014 (Unaudited)	2013 (Unaudited)

NET INCREASE IN CASH AND CASH EQUIVALENTS	$4,401	$4,128

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	14,585	30,938

CASH AND CASH EQUIVALENTS, END OF PERIOD	$18,986	$35,066

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

THREE MONTHS ENDED MARCH 31, 2014 AND 2013

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated financial statements as of and for the three months ended March 31, 2014 in accordance with the International Financial Reporting Standards, International Accounting Standard and International Financial Reporting Interpretations Committee, as issued by the International Accounting Standard Board (collectively, “IFRSs”). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under IFRSs.